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
                                                                                    Exhibit 12(b)


                                TEXAS UTILITIES ELECTRIC COMPANY
                       COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES,
               AND RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED DIVIDENDS


                                                                 Year Ended December 31,
                                                     1998         1997          1996         1995         1994
                                                     ----         ----          ----         ----         ----
                                                         Thousands of Dollars, Except Ratios
EARNINGS:
  Net income                                     $  785,179    $  771,874    $  862,695   $  452,631   $  658,192
  Add:  Total federal income taxes (benefit)        485,670       409,546       405,499      212,953      342,687
        Fixed charges (see detail below)            568,902       618,773       649,295      655,678      688,194
                                                 ----------    ----------    ----------   ----------   ----------
             Total earnings                      $1,839,751    $1,800,193    $1,917,489   $1,321,262   $1,689,073
                                                 ==========    ==========    ==========   ==========   ==========
FIXED CHARGES:
  Interest expense                               $  476,219    $  527,266    $  595,706   $  629,548   $  662,177
  Rentals representative of the interest factor      24,068        69,701        33,001        1,801            -
  Distributions on preferred trust securities
      of subsidiaries*                               68,615        21,806        20,588       24,329       26,017
                                                 ----------    ----------    ----------   ----------   ----------
          Fixed charges deducted from
              earnings                              568,902       618,773       649,295      655,678      688,194
                                                 ----------    ----------    ----------   ----------   ----------
  Preferred dividends (pretax)**                     20,190        41,096        78,438      124,864      154,928
                                                 ----------    ----------    ----------   ----------   ----------
         Fixed charges and preferred
             dividends                           $  589,092    $  659,869    $  727,733   $  780,542   $  843,122
                                                 ==========    ==========    ==========   ==========   ==========

RATIO OF EARNINGS TO FIXED CHARGES                     3.23          2.91          2.95         2.02         2.45
                                                       ====          ====          ====         ====         ====
RATIO OF EARNINGS TO COMBINED FIXED
    CHARGES AND PREFERRED DIVIDENDS                    3.12          2.73          2.63         1.69         2.00
                                                       ====          ====          ====         ====         ====

*   Distributions on preferred trust securities are deductible for tax purposes.

**  Preferred dividends multiplied by the ratio of pre-tax income to net income.

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